Exhibit 12.1

PrivateBancorp, Inc.

Calculation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2004		2003		2002		2001		2000
Including Interest on Deposits
Earnings:
Earnings before income taxes	$37,498		$26,571		$14,277		$8,251		$6,688
Fixed charges from below	39,568		30,354		31,241		37,637		33,331

Earnings	$77,066		$56,925		$45,518		$45,888		$40,019
Fixed charges:
Interest expense	$39,568		$30,354		$31,241		$37,637		$33,331
Interest portion of fixed rentals(1)	—		—		—		—		—

Total interest expense	$39,568		$30,354		$31,241		$37,637		$33,331

Ratio of Earnings to Fixed Charges	1.95	X	1.88	X	1.46	X	1.22	X	1.20	X

Excluding Interest on Deposits
Earnings:
Earnings before income taxes	$37,498		$26,571		$14,277		$8,251		$6,688
Fixed charges from below	8,598		6,442		7,264		8,058		4,116

Earnings	$46,096		$33,013		$21,541		$16,309		$10,804
Fixed charges:
Interest expense excluding interest on deposits	$8,598		$6,442		$7,264		$8,058		$4,116
Interest portion of fixed rentals(1)	$—		$—		$—		$—		$—

Total Interest expense	$8,598		$6,442		$7,264		$8,058		$4,116

Ratio of Earnings to Fixed Charges	5.36	X	5.12	X	2.97	X	2.02	X	2.62	X

(1)	The Company is not a party to any capital leases; therefore, this item is not applicable. All leases are operating leases.